BLUE ACQUISITION CORP.

1601 Anita Lane

Newport Beach, CA 92660

June 2, 2025

VIA EDGAR

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Blue Acquisition Corp./Cayman

Registration Statement on Form S-1

Filed May 14, 2025

File No. 333-287281

Ladies & Gentlemen:

This letter sets forth the responses of Blue Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), to the comment letter dated May 29, 2025 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s registration statement on Form S-1 filed via EDGAR to the Commission on May 14, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment.

Registration Statement on Form S-1

Cover Page

1. We note your revision to page 8. Please revise your disclosure on you cover page to address the dilutive impact of raising additional funds. We also note your disclosure on page 19, that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of initial shareholders at 26% of issued and outstanding ordinary shares. Please revise disclosure on your cover page to address this potential adjustment to the number of Class B shares held by the sponsor and its affiliates.

Response: The Company acknowledges the Staff’s comment and has added disclosure on the cover page to address the adjustment to the number of founder shares which has been made to maintain the percentage ownership of the initial shareholders at 26% as a result in the increase in the size of the offering (as well as other adjustments, if any) and the dilutive impact of raising additional funds in response to this comment.

Proposed Business

Our Management Team and Board of Directors, page 104

2. We note you have added disclosure regarding the experience of General Wesley Clark. We note your disclosure that he served on the board of ImmunityBio, Inc. “from February 2021 until March 9, 2021” and “since March 2021.” It appears that your references to ImmunityBio, Inc. are to the same entity. Please advise or revise your disclosure as appropriate to clarify. Further, we note your disclosure on page 105 regarding the prior SPAC experience of both Wesley Clark and Nadim Qureshi. Please revise to briefly address those entities in their business experience disclosures as appropriate. Please revise your disclosure here and on pages 4 and 136. Please refer to Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosures concerning the business experience, and in particular, the prior SPAC experience of General Wesley Clark and Nadim Qureshi in the two sections captioned “Our Management Team and Board of Directors” and in the “Management” section in response to this comment.

Prior SPAC Experience, page 105

3. We note your response to prior comment 5. Please revise your disclosure to clarify the number of times each prior SPAC has sought to extend the time to complete a business, the amount of time for each extension, and disclose the redemptions levels in connection with each extension. See Item 1603(a)(3) of Regulation S-K

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure in both of the sections captioned “Prior SPAC Experience” to state the number of times each SPAC has sought to extend the time to complete a business combination, the amount of time for each extension, and the redemption levels in connection with each extension.in response to this comment.

Management

Special Advisors, page 137

4. Please revise your disclosure regarding your special advisors to comply with Item 401(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and has provided the disclosure concerning the business experience of each special advisor on page 144 of the Amendment in response to this comment.

We thank the Staff very much for its review of the foregoing and the Amendment. If you have questions or further comments concerning the Amendment, please contact our counsel, Lijia Sanchez of Ellenoff Grossman & Schole LLP, by telephone at (212) 370-1300 or via e-mail at lsanchez@egsllp.com.

Sincerely,

Blue Acquisition Corp.

/s/ Ketan Seth
Ketan Seth
Chief Executive Officer

Enclosures

cc:	Eric McPhee

Jennifer Monick

David Link

Lijia Sanchez

Giovanni Caruso – Loeb & Loeb LLP

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